FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s press release below furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

Immediate release

NOT FOR DISTRIBUTION TO U S  NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U S SECURITIES LAW.

Sappi provides update on debt refinancing

08 July 2009 -- Sappi today announces that as part of its stated objective to improve the maturity of its debt profile, it has recently commenced, and is presently engaged in, the bank syndication process for a new secured revolving credit facility and a new secured OeKB term loan facility in order to refinance or replace its existing revolving credit facility (which matures in May 2010) and OeKB term loan facility (which matures in December 2010).  Sappi is also considering the possibility of accessing the capital markets in order to arrange long term secured debt to refinance some of its existing short-term debt and other debt.  The completion of Sappi’s refinancing efforts will be subject to a number of factors, including liquidity and market conditions in the banking and capital markets.  There can be no assurance that the refinancing or any capital markets transaction will be completed.

Forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).  Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions, adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations.  The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Contact details

Brunswick South Africa Tel +27 (0) 11 502 7300

Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 11 407 8492
e-Mail Robert.Hope@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 11 407 8044
Mobile +27 83 235 2973
e-Mail Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 9, 2009

SAPPI LIMITED,

by:	/s/ D.J. O'Connor
Name: D.J. O'Connor
Title: Group Secretary